UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              ANGELICA CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    034663104
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 4, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 034663104                13D/A                   Page 2 of 7

-----------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY)
                                                Pirate Capital LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
            AF
-----------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]
-----------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------

NUMBER OF       (7)     SOLE VOTING POWER
                                                 0
SHARES          -------------------------------------------------------

BENEFICIALLY    (8)     SHARED VOTING POWER
                                                 1,058,697

OWNED BY        -------------------------------------------------------

EACH            (9)     SOLE DISPOSITIVE POWER
                                                 0
REPORTING        ------------------------------------------------------

PERSON WITH     (10)    SHARED DISPOSITIVE POWER
                                                 1,058,697

-----------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,058,697
-----------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
-----------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 11.4%
-----------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON*
                                                 IA
-----------------------------------------------------------------------

CUSIP: 034663104                13D/A                   Page 3 of 7

-----------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY)
                                                Thomas R. Hudson Jr.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
            AF
-----------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]
-----------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
-----------------------------------------------------------------------

NUMBER OF       (7)    SOLE VOTING POWER
                                                 0
SHARES          -------------------------------------------------------

BENEFICIALLY    (8)    SHARED VOTING POWER
                                                 1,058,697
OWNED BY        -------------------------------------------------------

EACH            (9)    SOLE DISPOSITIVE POWER
                                                 0
REPORTING       -------------------------------------------------------

PERSON WITH     (10)   SHARED DISPOSITIVE POWER
                                                 1,058,697
-----------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
-----------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 11.4%
-----------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                                                 IN
-----------------------------------------------------------------------

CUSIP: 034663104                13D/A                   Page 4 of 7


Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, par value $1.00, of Angelica Corporation whose principal executive offices are located at 424 South Woods Mill Road, Chesterfield, Missouri 63017.

Item 2. Identity and Background

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

This is amendment no. 5 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. (together, the "Reporting Persons") on January 5, 2005, and amended March 17, 2005, July 5, 2005, September 22, 2005 and February 15, 2006. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States with a principal executive office of 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. Each of the Reporting Persons is deemed to be the beneficial owner of an aggregate of 1,058,697 shares of the Common Stock of the Issuer (the "Shares"), which Shares are owned of record, in part, by each of Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD (the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $24,914,877 was paid to acquire the Shares as detailed in
Item 5.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when

CUSIP: 034663104                13D/A                   Page 5 of 7


purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons believe that the Board of Directors of the Issuer (the "Board") has overseen the destruction of significant shareholder value over the last year by supporting an aggressive acquisition strategy without adequate regard for the commodity risk associated with the business. Furthermore, the Reporting Persons believe that recent measures taken by the Board, including eliminating the right of holders of at least 50% of the Issuer's outstanding shares to call a special meeting, and allowing directors appointed by the Board to avoid having to stand for election by shareholders at the next annual meeting, are contrary to the best interests of shareholders. The Reporting Persons believe that all directors should be elected annually, rather than serving staggered terms, and that shareholders should have the ability to call a special meeting.

The Reporting Persons are aware of the recent public filings by Steel Partners II, L.P. ("Steel") with respect to the Issuer. Steel has indicated its intent to nominate two representatives to the Board and put forth certain corporate governance proposals at the Issuer's 2006 annual meeting of shareholders. The Reporting Persons encourage the Issuer to actively pursue discussions with Steel. The Reporting Persons believe that the Board has exercised poor judgment by disenfranchising the owners of the company and taking further measures to entrench itself in reaction to the efforts of the Issuer's largest shareholder to nominate two candidates who appear to have significant operational expertise. The Reporting Persons urge the Board to implement the governance reforms proposed by Steel and take immediate steps to avoid a costly and distracting proxy contest.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

CUSIP: 034663104                13D/A                   Page 6 of 7


(a) and (b). By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares owned by Jolly Roger Fund LP. By virtue of an agreement between it and Jolly Roger Offshore Fund LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares owned by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power.

Based on the foregoing, Pirate Capital LLC and Thomas R. Hudson Jr. have shared voting and shared dispositive power with respect to all 1,058,697 of the Shares, constituting approximately 11.4% of the Shares outstanding.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,290,623 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005.

(c) All of the Shares were purchased by the Holders in open market transactions. The following transactions in the Shares were effected by the Reporting Persons since the most recent filing on Schedule 13D:

JOLLY ROGER OFFSHORE FUND LTD

Trade Date             Number of Shares Purchased                Price

2006-02-16                      2,600.00                         18.48
2006-02-17                     10,100.00                         18.25
2006-02-21                      2,900.00                         18.35
2006-02-22                     18,400.00                         18.98
2006-02-24                     49,000.00*                        19.29
2006-02-24                      1,400.00                         19.23
2006-02-27                     16,800.00                         19.72
2006-02-28                      3,800.00                         19.99
2006-03-15                      5,100.00                         20.35
2006-03-31                      1,000.00                         20.29
2006-04-03                      8,097.00                         20.24

*Transferred from Mint Master Fund, Ltd. pursuant to an internal portfolio reallocation.

CUSIP: 034663104                13D/A                   Page 7 of 7


Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2006

                       Pirate Capital LLC



                       /S/ THOMAS R. HUDSON JR.
                       --------------------------
                       By: Thomas R. Hudson Jr.
                           Managing Member



                       /S/ THOMAS R. HUDSON JR.
                       ------------------------
                       Thomas R. Hudson Jr.